October 9th, 2006

CSK Auto, Inc., c/o Legal Department, Randi V. Morrison
Attention: Board of Directors
645 East Missouri Avenue, Suite 400
Phoenix, AZ 85012

To The Board of Directors of CSK Auto, Inc (CSK Auto):

The eight-year public life of CSK Auto has been a great disappointment. Karsch Capital Management, LP,(1) as an investor owning 9.3% of CSK Auto's common stock, feels strongly that it is in the best interest of all shareholders for the Board of Directors to put the Company up for sale immediately after the Company completes its restatement of its financial statements and becomes current with its SEC reporting obligations. We believe this is clearly the most viable way for the Board to unlock significant shareholder value, and would help avert any further misfortune that CSK Auto and its shareholders may potentially endure as a stand-alone entity. While we have met with a member of the Board of Directors and spoken with management, we do not know the Board's current strategy. Perhaps the Board already has recognized that this is the proper course of action, and if that is the case, we applaud the Board. However, there is a possibility that the Board may look to hire a new CEO with the objective of engineering a turnaround of the Company. We believe that this is not a viable option, and that there is no evidence that the Board can be successful in undertaking this action given its poor track record overseeing CSK Auto. Fortunately, there is a preponderance of evidence that a sale of the Company is a very viable option and would provide significant shareholder value in a timely manner.

The most objective indicator regarding CSK Auto's disappointing public life is the fact that the stock price is trading more than 25% below its IPO price of more than eight years ago (March 12, 1998). We believe there are three drivers to a stock's price: market, industry and company. In terms of the overall market(2), the S&P 500, Russell 2000 and the S&P 600 Retailing Index have appreciated more than 40%, 70% and 70% respectively since CSK Auto's IPO. The poor performance of CSK Auto is even worse when compared to the Do It Yourself
(DIY) auto parts retailing industry versus the market comparison above. Comparable DIY stocks have performed even better during this period: AutoZone has increased over 200%, O'Reilly Automotive more than 370% and Advance Auto Parts over 145% (since it came to the market on November 29th, 2001). Given how well the market and industry have performed, it seems clear that CSK Auto's poor performance is due to company-specific issues.

Two key determinants of company-specific performance are the quality of the company's underlying assets and the people who oversee these assets (i.e. management and the Board of Directors). First, let us look at CSK Auto's assets. The Company's retail locations are in prime consumer markets, particularly California, which as a retail market is very difficult to penetrate in a cost effective and timely manner. As well, CSK Auto has the ability to sell a similar product mix within its locations as that of its competitors, so it seems clear to us that the problems do not lie with CSK Auto's asset base.

That leaves us with management and the Board of Directors:

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(1) Karsch Capital Management, LP ("KCM"), a Delaware limited partnership, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. KCM acts as a management company to two domestic funds and acts as an investment manager to two offshore funds based in the Cayman Islands. KCM also acts as an investment adviser to several managed accounts.

(2) As of the close on October 6th, 2006. All returns include dividends.

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We think that management is charged with two primary goals: 1) to harness and grow the asset base profitably and 2) to manage the balance sheet and corporate affairs. In 2000, due to a significantly levered balance sheet and poor execution, management led CSK Auto into financial distress, and the stock fell to less than $3 per share, a decline of over 80% from where it began the year. In contrast, the stock prices of AutoZone and O'Reilly Automotive were flat to up over that same time period. Additionally, shareholders have endured internal accounting probes twice in the past three years, with the last probe leading to the Company being unable to file financials since the third quarter of 2005. As well, the Company's key financial metrics have lagged its three primary competitors over this time period.

The Board is charged with overseeing management's results and setting corporate policy. On the first account, the stock has declined since nearly all of the Board members have joined the Company. Importantly, many of the members of the Board presided over the accounting probes and/or the near bankruptcy of the Company in 2000.

So where do we, as investors, stand today? On September 28th, 2006, the Company announced that the Audit Committee had "substantially completed its previously announced internal investigation" into the accounting errors and irregularities, and no facts have developed that would indicate that any of the accounting errors and irregularities "would have a material adverse effect on historical revenues or cash flows or on the Company's ongoing or future business operations." As well, the Board has terminated the Company's Chief Operating Officer and Chief Administrative Officer, and the Chairman and CEO has announced his pending departure.

This leaves CSK Auto investors at a crossroad, with two theoretical possibilities for the future of the Company, but in reality there is only one path to maximize shareholder value. We believe the only path is for the Board to put the Company up for sale immediately upon filing the Company's restated financial statements with the SEC. We would not find it acceptable were the Board to choose the path of finding new management with the hope of successfully turning the Company around. History has shown that investors cannot be confident that the Board will successfully find and oversee a strong management team to operate the Company.

What is exciting is that we believe this path has been extremely successful historically for all parties involved. Strategic players, such as O'Reilly Automotive, Advance Auto Parts and AutoZone, have all had significant success consolidating the industry. Looking at the current environment, we believe that a strategic player would be very interested in acquiring CSK Auto once its restated financial statements are filed with the SEC, given that each of the three strategic players has a proven historical track record of generating significant synergies on both the top and bottom line, including improving buying power, eliminating redundant corporate overhead and increasing sales per store. As well, approximately 60% of CSK Auto's store base is located in California, Washington and Arizona. Neither O'Reilly nor Advance Auto Parts have any real presence in these states, and we believe that CSK Auto's locations would be viewed as highly desirable by the potential acquirers given that it is difficult to achieve organic growth in markets such as California.

Looking at financial buyers, our observations are that private equity firms tend to look favorably upon industries where they have been successful in the past. In the DIY auto parts retailing industry, Kohlberg Kravis and Roberts had significant success with AutoZone as well as Freeman Spogli with Advance Auto Parts. Looking at the current environment, the capital markets are extremely robust, especially within retail. In particular, we think the DIY auto parts retailing industry is attractive to LBO firms given it is a predictable, high-margin, high-return industry that generates substantial free cash flow.

Based on our calculations, we believe that CSK Auto is substantially undervalued, at 6.6x a depressed EBITDA (2005 estimated EBITDA + Murray's EBITDA not recognized in 2005 + Murray's estimated synergies). We think this is one of the lowest valuations in the entire universe of retail stocks. We believe that a strategic player would be able to pay a substantial premium to the current

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valuation, with the transaction being immediately accretive to the acquirer's earnings. As well, given recent private equity transactions in the retail sector for much higher multiples than CSK Auto is currently trading, we believe there will be substantial private equity interest.

With the Company's announcement that the internal investigation into its accounting policies has been substantially complete, and the departure of certain members of senior management, we feel a clear path is developing for the Company to put itself up for sale. It is possible that the Board feels it is prudent to hire a new management team (including a CEO, COO and/or CAO) to keep the Company stable. While that may be, we feel very strongly for the reasons outlined above that the Board should put the Company up for sale immediately upon filing restated financial statements with the SEC regardless as to whether or not they hire a CEO, as we believe this is the most appropriate way to unlock shareholder value. We understand it would be difficult to consummate a sale of the Company until restated financial statements are filed, and believe it is prudent for the Board to wait until this time to initiate the sale process. We fully expect that the Company will file its restated financial statements in a timely manner in order to unlock shareholder value as soon as possible.


Sincerely,



Michael Karsch